UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated February 1, 2007

2.

News Release dated February 1, 2007 (#2)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: February 1, 2007	By: /s/ David Hottman David Hottman, Chairman

News Release TSX-V: PDO 07-03 February 1, 2007

PORTAL ENTERS INVESTOR RELATIONS AGREEMENT

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that it has entered into an Investor Relations agreement with Value Relations GmbH. Value Relations is a full service Frankfurt-based Investor Relations firm and shall act as a strategic Investor Relations consultant in Germany, Austria and Switzerland. In that capacity Value Relations will assist Portal in structuring, scheduling, coordinating and organizing the localization of the website, press release information, online media monitoring and other European Investor Relations work.

This Investor Relations agreement takes effect on February 1, 2007 with a retainer fee of €1,500 (Euros) per month for a 6 month campaign. Portal Resources’ listing on the Frankfurt Exchange (Symbol: WKN A0CAY2) on November 14, 2005 greatly increases Portal’s profile and facilitates trading Portal shares for the Company’s European shareholders. The Frankfurt Stock Exchange is the largest of the eight German stock exchanges, ranking third in the world behind the NYSE and the NASDAQ.

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina.  The Company currently controls approximately 800 square miles of mineral rights in two primary project areas. A description of these projects, including maps and photographs, can be viewed on the Company’s website at: www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

 This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

News Release TSX-V: PDO 07-04 February 1, 2007

PORTAL DEFINES TWO URANIUM EXPLORATION PROJECTS IN ARGENTINA

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the acquisition of two large uranium project areas in the Provinces of Mendoza and Chubut, Argentina. The projects areas, Tiger Uranium in Mendoza Province and Pampa Uranium in Chubut Province were acquired under existing agreements and staking.

The Tiger Uranium project consists of five cateos (claims) covering 26,069 hectares (100 square miles) surrounding the 1000 hectare (4 square mile) Sierra Pintada open pit uranium mine owned by Comision Nacional de Energia Atomica “CNEA”.  Historically the Sierra Pintada Mine produced 2300 tonnes (5 million lbs) of U3O8 from 1974 through 1986 and has remaining resources of 9200 tonnes (20 million lbs) U3O8. The ore grade of the mine is 0.12 % U3O8 (CNEA Report January 2006). The mine consists of several deposits localized within a shallowly dipping fold structure within a favorable sandstone unit 5 to 20 meters thick of the Los Reyunos Formation. The Tiger Uranium project covers the extensions of this favorable sandstone formation to the south, east and west.

Portal Resources has outlined six target areas based on mapping over a strike length of 20 kilometers. The highest priority target lies near the southern boundary of CNEA’s Sierra Pintada claims where close spaced drill holes on approximately 50 meter centers are present within favorable red hemitized magnetite bearing sandstones.

The Pampa Uranium project consists of nine exploration concessions covering 53,969 hectares (208 square miles) in Chubut province located 40 to 80 kilometers southwest of the Cerro Solo uranium deposit owned by CNEA. The Cerro Solo deposit has a resource of 4600 tonnes (10 million pounds) U and 1500 tonnes (3.3 million pounds) of molybdenum at a grade of 0.30 % U and 0.20 % molybdenum (CNEA Report 1997). Uranium mineralization at Cerro Solo is hosted within the Los Adobes Formation in coarse-grained sandstones and conglomerate units representing paleo river channels. The deposit, which lies at a depth of 50 to 70 meters below the surface, was discovered by drilling along strike from two small shallower deposits mined in the 1970’s that were associated with radiometric anomalies.

The Pampa Uranium project area covers airborne uranium radiometric anomalies, similar in size and strength to the anomaly associated with the Cerro Solo uranium deposit, in mapped outcrop areas of the same Los Adobes Formation.

“Portal is excited to have been able to assemble these large concession areas with the potential to host important new uranium discoveries” states Bruce Winfield, President of Portal Resources.

Mr. Gary Nordin P.Geo. British Columbia, is the designated Qualified Person for these projects in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.